Aetna Funds
                           10 State House Square, SH11
                        Hartford, Connecticut 06103-3602

                                                 November 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Ms. Mary Cole
         Division of Investment Management

          Re: Request for Withdrawal of Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A of Aetna Series Fund, Inc. (the "Fund") File Nos. 33-41694 and 811-6352

Dear Ms. Cole:

          Pursuant to Rule 477(a) (the "Rule") under the Securities Act of 1933, as amended, I hereby request on behalf of the Fund that the Securities and Exchange Commission (the "Commission") withdraw Post-Effective Amendment No. 45 to the Fund's Registration Statement on Form N-1A (the "Amendment"). The
Amendment was filed with the Commission on September 29, 2000 (accession no. 0000949377-00-000578) for the purpose of adding a new series to the Fund, namely Aetna Index Plus Protection Fund II (the "Series").

          The Fund has determined that, at this time, the Series does not comport with its immediate business plans. Accordingly, the Fund has no present intention of initiating operations or offering shares of the Series and would like to avoid costs associated with adding the Series, although it intends to pursue registration of a similar series in the future. In support of its request, the Fund states that it has never made a public offering of securities of the Series, that the Series is not now nor has it ever been active, and that the Series has no assets, known liabilities or pending claims. The Fund believes that, in accordance with the Rule, withdrawal of this Amendment would be consistent with the public interest and the protection of investors.

          If the Commission consents to the withdrawal, I would request that a copy of the Commission's order granting the withdrawal be forwarded to my attention at the address listed above. Please direct any questions you may have with respect to this application to me at (860)275-2168.

                                    AETNA SERIES FUND, INC.

                                    /s/Daniel E. Burton
                                    Secretary and Agent for Service